    Exhibit 97

Policy of Recovery of Erroneously Awarded Compensation (Clawback)
LATAM Airlines Group S.A.

Version	Creation date	Publication date	Type of document
1.0	October / 2023	October / 2023	Operational Policy

Title	Policy of Recovery of Erroneously Awarded Compensation (Clawback)
Version	1.0
Confidentiality	Internal

1.Objective

The purpose of this Policy of Recovery of Erroneously Awarded Compensation (Clawback) (this “Policy”) is to describe the circumstances in which certain Executives of LATAM Airlines Group S. A. and (“LATAM”) will be required to repay or return Erroneously Awarded Compensation to LATAM in accordance with the Clawback Rules and applicable local laws.

2.Scope

This Policy applies to the Executive Positions (each individual with such a position, an “Executive”) listed in Exhibit A.

3.Detail

3.1.Process

(a)In the event LATAM is required to prepare an Accounting Restatement the Directors Committee of the Board of Directors (“ Directors Committee”) with Board of Directors approval resolution, shall reasonably promptly (in accordance with the applicable Clawback Rules) determine the amount of any Erroneously Awarded Compensation for each Executive in connection with such Accounting Restatement and also instruct the Chief Compliance Officer to reasonably promptly thereafter provide each Executive with written notice containing the amount of Erroneously Awarded Compensation and a demand for repayment or return, as applicable.

For Clawback Eligible Incentive Compensation based on stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Directors Committee and approved by the Board of Directors based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Clawback Eligible Incentive was Received (in which case, LATAM shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the Listing Exchange. The Audit Committee is authorized to engage (or delegate such authorization to any officer or employee of LATAM, including the Chief Compliance Officer, in accordance with Section 3.1(f) of this Policy), on behalf of LATAM, any qualified third-party advisors it deems advisable in order to perform any calculations contemplated by this Policy. For the avoidance of doubt, recovery under this Policy with respect to an Executive shall not require the finding of any misconduct by such Executive or such Executive being found responsible for the accounting error leading to an Accounting Restatement.

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Title	Policy of Recovery of Erroneously Awarded Compensation (Clawback)
Version	1.0
Confidentiality	Internal

(b)In the event that any repayment of Erroneously Awarded Compensation is owed to LATAM, the Audit Committee, with Board of Directors approval resolution, shall subject to the Clawback Rules, recover reasonably promptly the Erroneously Awarded Compensation through any Method of Recovery it deems reasonable and appropriate in its discretion based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. The “Method of Recovery” may include, but is not limited to, requiring reimbursement of Erroneously Awarded Compensation; seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; offsetting the Erroneously Awarded Compensation from any compensation otherwise owed by LATAM to the Executive; canceling outstanding vested or unvested equity awards; and/or taking any other remedial and recovery action permitted by applicable law, as determined by the Audit Committee.

For the avoidance of doubt, except to the extent permitted pursuant to the Clawback Rules, in no event may LATAM accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive’s obligations hereunder. Notwithstanding anything herein to the contrary, LATAM shall not be required to take the actions contemplated in this Section if recovery would be Impracticable. In implementing the actions of this Section, the Audit Committee will act in accordance with the listing standards and requirements of the Listing Exchange and with the applicable Clawback Rules.

(c)Subject to the discretion of the Audit Committee and applicable laws, an applicable Executive may be required to reimburse LATAM for any and all expenses reasonably incurred (including legal fees) by LATAM in recovering Erroneously Awarded Compensation.

(d)LATAM shall not be permitted to indemnify any Executive against the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy and/or pursuant to the Clawback Rules or to pay or reimburse any Executive for the cost of third-party insurance purchased by an Executive to cover any such loss under this Policy and/or pursuant to the Clawback Rules. Further, LATAM shall not enter into any agreement that exempts any Incentive-based Compensation from the application of this Policy or that waives the LATAM’s right to recovery of any Erroneously Awarded Compensation and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date). Any such purported indemnification (whether oral or in writing) shall be null and void.

(e)LATAM is authorized to interpret this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of the Clawback Rules and all other applicable laws. In the event any

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Title	Policy of Recovery of Erroneously Awarded Compensation (Clawback)
Version	1.0
Confidentiality	Internal

provision of this Policy is determined to be unenforceable or invalid under applicable law, such provision shall be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required by applicable law.

(f)Except as specifically set forth herein, this Policy shall be administered by the Directors Committee and the Board of Directors. Any determinations made by the Directors Committee and the Board of Directors shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy. Subject to any limitation under applicable law, the Directors Committee may authorize and empower any officer or employee of LATAM (including the Chief Compliance Officer) to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

(g)LATAM intends that this Policy will be applied to the fullest extent permitted by applicable law. LATAM may require that certain employment agreement, equity award agreement, or other agreement entered into on or after the Effective Date include, as a condition to the grant of any benefit thereunder, require an Executive to agree to abide by the terms of this Policy. Executives shall be deemed to have accepted continuing employment on terms that include compliance with the Policy, to the extent of its otherwise applicable provisions, and to be contractually bound by its enforcement provisions. Executives who cease employment or service with LATAM may continue to be bound by the terms of the Policy with respect to Clawback Eligible Incentive Compensation. Any right of recoupment under this Policy is in addition to and not instead of any other remedies or rights of recoupment that may be available to LATAM under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, cash-based bonus plan, equity award agreement or similar agreement and any other legal remedies available to LATAM.

To the extent that an Executive has already reimbursed LATAM for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by LATAM or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy, as determined by the Directors Committee in its sole discretion. Nothing in this Policy precludes LATAM from implementing any additional clawback or recoupment policies with respect to Executives or any other service provider of LATAM. Application of this Policy does not preclude LATAM from taking any other action to enforce any Executive’s obligations to LATAM, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to LATAM with respect to any Executive.

4.Definitions

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Title	Policy of Recovery of Erroneously Awarded Compensation (Clawback)
Version	1.0
Confidentiality	Internal

For the purposes of this Policy, the following capitalized terms shall have the meaning set forth below.

“Accounting Restatement” shall mean an accounting restatement: due to the material noncompliance of the LATAM with any financial reporting requirement under the securities laws, including (i) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement); or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

“Clawback Eligible Incentive Compensation” shall mean, with respect to each individual who served as an Executive at any time during the applicable performance period for any Incentive-based Compensation (whether or not such individual is serving as an Executive at the time the Erroneously Awarded Compensation is required to be repaid to LATAM), all eligible Incentive-based Compensation Received by such individual: (i) on or after the Effective Date; (ii) after beginning service as an Executive; (iii) while LATAM has a class of securities listed on the Listing Exchange; and (iv) during the applicable Clawback Period.

“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years of LATAM immediately preceding the Restatement Date and any transition period (that results from a change in the LATAM’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

“Clawback Rules” shall mean Section 10D of the Securities Exchange Act of 1934 of the United States, as amended, and any applicable rules or standards adopted by the United States Securities and Exchange Commission thereunder (including Rule 10D-1 under the Securities Exchange Act of 1934) or the Listing Exchange pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), in each case as may be in effect from time to time

“Effective Date” shall mean the date upon which LATAM Airlines Group S.A. is relisted on the New York Stock Exchange.

“Erroneously Awarded Compensation” shall mean, with respect to each Executive in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Clawback Eligible Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

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Title	Policy of Recovery of Erroneously Awarded Compensation (Clawback)
Version	1.0
Confidentiality	Internal

“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the LATAM’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the LATAM’s financial statements or included in a filing with the SEC.

“Impracticable” shall mean, in accordance with the good faith determination of the Audit Committee, that recovery would be impracticable and any of the following conditions are met: (i) the direct expenses paid to a third party to assist in enforcing the Policy against an Executive would exceed the amount to be recovered, after LATAM has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such reasonable attempt(s) and provided such documentation to the Listing Exchange; (ii) recovery would violate Chilean law where that law was adopted prior to November 28, 2022, provided that, before concluding that it would be Impracticable to recover any amount of Erroneously Awarded Compensation based on violation of Chilean law, LATAM has obtained an opinion of Chilean counsel, acceptable to the Listing Exchange, that recovery would result in such a violation and a copy of the opinion is provided to the Listing Exchange; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to LATAM employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-based Compensation” shall mean any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Listing Exchange” shall mean the New York Stock Exchange or such other U.S. national securities exchange or national securities association on which LATAM’s securities are listed.

“Received” shall, with respect to any eligible Incentive-based Compensation, mean deemed receipt and Incentive-based Compensation shall be deemed received in LATAM’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered received when the Financial Reporting Measure is achieved, even if the Incentive-based Compensation continues to be subject to the service-based vesting condition.

“Restatement Date” shall mean the earlier to occur of: (i) the date the Board of Directors of LATAM, a committee of the Board of Directors of LATAM or the Executive or Executives of LATAM authorized to take such action if action by the Board of Directors of LATAM is not required, concludes, or reasonably should have concluded, that LATAM is

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Title	Policy of Recovery of Erroneously Awarded Compensation (Clawback)
Version	1.0
Confidentiality	Internal

required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs LATAM to prepare an Accounting Restatement.

5.Validity

This Policy is effective for an indefinite period as of its publication on the LATAM Portal. Notwithstanding the foregoing, the Compliance Department must review this Policy every two years from the date of its publication on the LATAM Portal and may amend it at any time in its sole discretion.

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Title	Policy of Recovery of Erroneously Awarded Compensation (Clawback)
Version	1.0
Confidentiality	Internal

6.Exhibit A

LIST OF EXECUTIVE POSITIONS

Chief Executive Officer LATAM Airlines Group S.A
Chief Financial Officer
Chief Commercial Officer
Chief Human Resources Officer
Chief Legal Affairs and Compliance Officer
Chief Customer and Experience Officer
Chief Operation and Maintenance Officer
Chief Digital and IT Officer
Director of Corporate Affairs and Sustainability
Chief Executive Officer LATAM Airlines Brazil
Chief Executive Officer LAN Cargo S.A.

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